FUTURE ADVANCE BOND

The Series A Future Advance Bond can be found at Exhibit B
to the Series A Bond Purchase Agreement. Additionally,
the annexes to the Future Advance Bond (1-A, 1-B, 2-A, 2-B,
3-A, 3-B) can be found as annexes to the Bond Purchase
Agreement.